UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2012

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        Golar LNG Limited
(Translation of registrant’s name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited dated January 22, 2012.

Exhibit 99.1

Golar purchase of Gandria and reactivation of Hilli

Golar LNG ("Golar" or "the Company") is pleased to announce that it has become 100% owner of the LNG Carrier Gandria. Golar has purchased the remaining 50% share interest in Bluewater Gandria N.V, the owning company of the vessel, from an affiliate of Bluewater Energy Services B.V. ("Bluewater"). The price has been agreed all-in at $19.5 million.  Prior to the transaction, the company was owned by Golar (50%) and Bluewater (50%).  The vessel which is a Moss type carrier and built in 1977 has been laid up since September 2008. The vessel is well maintained, and is a good trading vessel as well as a strong candidate for conversion to FSRU and storage.  A firm decision will be made on the vessel reactivation within the next few weeks.

Golar has in addition made a firm to commitment to reactivate the LNG Carrier Hilli which is also a Moss type carrier built in 1975.  The vessel has been brought to Keppel Shipyard for a $15 million upgrading project. The Company is targeting her readiness for service prior to the end of March 2012.  Golar has already received proposals for chartering of the vessel.

Golar's CEO Doug Arnell said in a comment "Golar's focus remains to be a high quality operator of modern LNG vessels. However the purchase of 50% of Gandria was done as an opportunistic deal at a price level we find very attractive. The reintroduction of Gimi, Hilli, and Gandria in the market will secure additional earnings growth for our company in the next quarters while we are waiting for our first newbuildings to come out in 2013. Long term, these three Moss designed vessels are ideal candidates for storage, FSRUs and other LNG infrastructure projects.

Hamilton,

Bermuda

January 22, 2012

Investor enquiries:

Golar Management Limited - + 44 207 063 7900

Brian Tienzo

Stuart Buchanan

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Limited (Registrant)

Date: January 22, 2012	By:	/s/ Brian Tienzo Brian Tienzo Principal Financial Officer